Exhibit 99.1

News Release
NYSE, TSX: NTR

May 3, 2021 – all amounts are in US dollars except as otherwise noted

Nutrien Delivers Excellent First Quarter Results;

Expects Strong Spring Season & Raises Annual Guidance

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) announced today its first-quarter 2021 results, with net earnings of $133 million ($0.22 diluted earnings per share). First-quarter adjusted net earnings1 were $0.29 per share and adjusted EBITDA1 was $806 million.

“Our earnings and free cash flow1 results highlight the strength of our integrated business model, execution of strategic initiatives and the recovery in global agricultural markets. Nutrien delivered a record first quarter for Retail and strong fertilizer volumes and margins,” commented Mayo Schmidt, Nutrien’s President and CEO.

“Crop prices and cash margins are at multi-year highs and growers are responding accordingly with increased seeded acreage and a focus on maximizing yields and our team at Nutrien is supporting them at every level. We are delivering the end-to-end services and products they need including our full suite of crop inputs, digital tools and innovative and sustainable solutions that help achieve higher yields. This is a very exciting time for Nutrien, and the team is focused on executing Nutrien’s strategy and achieving operational excellence across our business,” added Mr. Schmidt.

Highlights:

•

Nutrien generated $476 million in free cash flow in the first quarter of 2021, more than double that of the first quarter in 2020, while adjusted EBITDA increased by nearly 60 percent compared to the first quarter of 2020.

•

Nutrien Ag Solutions (“Retail”) delivered a record $109 million in adjusted EBITDA in the first quarter of 2021, reflecting strong business performance and supportive market conditions across virtually all product categories and key regions where we operate. Retail sales increased 12 percent and gross margin percentage was 22 percent in the first quarter of 2021 compared to 20 percent in the first quarter of 2020 due to strong sales performance, higher gross margin on proprietary products and the benefits of supply chain improvements and strategic procurement. Rolling four quarter Retail adjusted EBITDA to sales exceeded 10 percent and was more than 11 percent in the US.

Retail also improved its cash operating coverage ratio1 and lowered its adjusted average working capital1 by nearly $800 million compared to the first quarter of 2020. Retail adjusted EBITDA per US selling location1 surpassed $1.1 million and digital platform sales doubled compared to the first quarter of 2020, and accounted for nearly 20 percent of North American sales.

•

Potash adjusted EBITDA increased 33 percent in the first quarter of 2021 compared to the same period in 2020, due to higher net realized selling prices and sales volumes. Our Potash sales volumes were near record levels for a first quarter due to continued strong demand in North American and offshore markets. Potash cash cost of product manufactured[1] was $57 per tonne in the first quarter of 2021, down $3 per tonne from the same period in 2020, despite headwinds from a stronger Canadian dollar.

•

Nitrogen adjusted EBITDA increased 27 percent in the first quarter of 2021 compared to the same quarter in 2020 primarily due to higher net realized selling prices. Sales volumes decreased due to lower opening inventories this year after a strong fall application season and reduced production in Trinidad.

•

In April 2021, Nutrien released its “Feeding the Future Plan” and Environmental, Social and Governance (“ESG”) Report which includes aggressive long-term targets and commitments including an at least 30 percent[2] reduction in greenhouse gas emissions (scope 1 and 2) intensity by 2030 and scaling our end-to-end and on-farm Carbon Program. Uptake of our Carbon Program pilot exceeded expectations and we will provide an update on the program and our broader ESG strategy and targets in June 2021.

•

Nutrien raised full-year 2021 adjusted net earnings per share[1] and adjusted EBITDA[1] guidance to $2.55 to $3.25 per share and $4.4 billion to $4.9 billion, respectively. First-half 2021 guidance is provided at $2.00 to $2.20 adjusted net earnings per share.

1 This financial measure including related guidance, if applicable, is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section for further information.

2 From 2018 levels.

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of May 3, 2021. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our 2020 Annual Report dated February 18, 2021, which includes our annual audited consolidated financial statements and MD&A and our Annual Information Form, each for the year ended December 31, 2020, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. No update is provided to the disclosure in our annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (“SEC”).

This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2021 (“interim financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” unless otherwise noted. This MD&A contains certain non-IFRS financial measures and forward-looking statements which are described in the “Non-IFRS Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook

Agriculture and Retail

•

Crop prices are at multi-year highs supported by strong global demand and less than expected supply from major production regions. The rally in crop prices highlights the tightness in global supply and demand balances and the sensitivity to any potential supply risk in 2021. Planting is in full swing across much of North America and we expect US corn and soybean acreage combined could be approximately four million acres above the United States Department of Agriculture’s Prospective Plantings report.

•

We anticipate crop input expenditures will increase more than three percent in key markets where we operate, supported by higher planted acreage and crop prices, as well as, higher crop protection and crop nutrient prices.

•

We expect record Brazilian crop margins will drive further increases in acreage in the second half of 2021. Safrinha corn planting is complete, but yield potential may be constrained by planting delays and weather which could further tighten the supply and demand balance for corn.

•

Soil moisture is favorable for Australian winter crop planting and production and growers are expected to increase their spend on all crop inputs due to increased income realized in 2020 and a strong outlook for 2021 crop prices.

Crop Nutrient Markets

•

Robust agricultural fundamentals and favorable potash affordability continue to support potash use and prices, particularly for granular product. Given strong demand, we continue to expect record global potash shipments in 2021 of 68 to 70 million tonnes. Strong global demand led to recent potash contracts in India settling at $280 per tonne, which is $33 per tonne higher than the previous contract settled at the end of January.

•

Global nitrogen prices were supported by strong agriculture fundamentals and a resurgence of industrial demand. Tampa ammonia contract prices have more than doubled since December 2020, as an already tight market was squeezed further by global production outages. US urea and UAN prices have also increased driven by the strong demand for the spring application season, coupled with production outages and slower than normal imports in the first half of the fertilizer year.

•

We project Chinese urea exports in 2021 will be between 4.0 and 5.5 million tonnes, higher than previously anticipated but lower compared to 5.5 million tonnes in 2020. This is a result of higher expected operating rates, as increased urea prices more than offset elevated feedstock costs.

•

High crop prices, tight availability and the final rulings on US countervailing duties supported phosphate prices but we anticipate some pressure on historically high production margins going forward due to the significant increase in raw material costs.

Financial Outlook and Guidance

Based on market factors detailed above, we are raising full-year 2021 adjusted net earnings guidance to $2.55 to $3.25 per share from $2.05 to $2.75 per share and full-year 2021 adjusted EBITDA guidance to $4.4 to $4.9 billion from $4.0 to $4.5 billion. First-half 2021 guidance is provided at $2.00 to $2.20 adjusted net earnings per share.

All guidance numbers, including those noted above are outlined in the tables below. Refer to page 57 of Nutrien’s 2020 Annual Report for related assumptions and sensitivities.

2021 Guidance Ranges [1]	Low	High

Adjusted net earnings per share [2]	$2.55	$3.25

Adjusted EBITDA (billions) [2]	$4.4	$4.9

Retail Adjusted EBITDA (billions)	$1.55	$1.65

Potash Adjusted EBITDA (billions)	$1.5	$1.7

Nitrogen Adjusted EBITDA (billions)	$1.3	$1.5

Phosphate Adjusted EBITDA (millions)	$275	$375

Potash sales tonnes (millions) [3]	12.5	13.0

Nitrogen sales tonnes (millions) [3]	10.9	11.4

Depreciation and amortization (billions)	$1.9	$2.0

Effective tax rate on adjusted earnings	23%	25%

Sustaining capital expenditures (billions) [2]	$1.1	$1.2

 1 See the “Forward-Looking Statements” section.

 2 See the “Non-IFRS Financial Measures” section.

 3 Manufactured products only. Nitrogen excludes ESN® and Rainbow products.

Consolidated Results

	Three Months Ended March 31
(millions of US dollars)	2021	2020	% Change
Sales [1]	4,658	4,198	11
Freight, transportation and distribution	211	212	-
Cost of goods sold	3,291	3,101	6
Gross margin [1]	1,156	885	31
Expenses [1]	878	803	9
Net earnings (loss)	133	(35)	n/m
Adjusted EBITDA [2]	806	508	59
Cash used in operating activities	(152)	(526)	71
Free cash flow (“FCF”) [2]	476	181	163
FCF including changes in non-cash operating working capital [2]	(316)	(689)	54

 1 Certain immaterial figures have been reclassified for the three months ended March 31, 2020.

 2 See the “Non-IFRS Financial Measures” section.

Net earnings and adjusted EBITDA increased significantly in the first quarter of 2021 compared to the same period in 2020 due to strong Nutrien Ag Solutions (“Retail”) earnings growth, higher crop nutrient net realized selling prices and higher North American potash sales. Cash flow from operating activities increased in the first quarter of 2021 compared to the first quarter of 2020 helping to generate $476 million in free cash flow, more than double compared to the amount generated in the first quarter of 2020. The COVID-19 pandemic had limited impact on our results during the periods.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three months ended March 31, 2021 to the results for the three months ended March 31, 2020, unless otherwise noted.

 Nutrien Ag Solutions (“Retail”)

	Three Months Ended March 31
(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020
Sales
Crop nutrients	1,016	785	29	220	156	41	22	20
Crop protection products	1,085	1,010	7	176	157	12	16	16
Seed	463	394	18	69	59	17	15	15
Merchandise	230	216	6	38	34	12	17	16
Nutrien Financial	25	16	56	25	16	56	100	100
Services and other [1]	173	255	(32)	144	134	7	83	53
Nutrien Financial elimination [2]	(20)	(15)	33	(20)	(15)	33	100	100
	2,972	2,661	12	652	541	21	22	20
Cost of goods sold	2,320	2,120	9
Gross margin	652	541	21
Expenses [1,3]	721	689	5
Earnings (loss) before finance costs and taxes (“EBIT”)	(69)	(148)	(53)
Depreciation and amortization	177	155	14
EBITDA	108	7	n/m
Integration and restructuring related costs	1	-	n/m
Adjusted EBITDA	109	7	n/m

  1 Certain immaterial figures have been reclassified for the three months ended March 31, 2020.

  2 Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

  3 Includes selling expenses of $667 million (2020 – $635 million).

•

Adjusted EBITDA increased in the first quarter of 2021 due to higher sales and margins across virtually all product categories and all key regions where we operate. This was supported by strong agricultural market fundamentals, expanded acreage expectations, as well as, supply chain improvements and strategic procurement. Gross margin increased due to strong sales and ongoing efficiency initiatives which also lowered our Retail cash operating coverage ratio[1] to 60 percent from 62 percent.

•

Crop nutrients sales increased significantly in the first quarter of 2021 as sales volumes and gross margin per tonne both increased 19 percent. North American sales volumes were up 12 percent, supported by strong spring applications ahead of planting. Gross margin percentage increased in the first quarter of 2021 due to strategic procurement in a rising price environment.

•

Crop protection products sales increased in the first quarter of 2021 due to our market growth and favorable application conditions. Gross margin percentage increased by 0.6 percent supported by strong proprietary product results, higher prices, supply chain improvements and the benefit of recent accretive acquisitions in Brazil.

•

Seed sales in the first quarter of 2021 increased due to higher grower planting intentions in key regions where we operate, resulting from strong global crop prices and agriculture fundamentals. Gross margin percentage was stable with improved proprietary results offsetting an elevated competitive environment in the US.

•	Merchandise sales and gross margin percentage increased in the first quarter of 2021 primarily driven by growth in the US market and strong results in Australia.

•	Nutrien Financial sales increased due to higher utilization and adoption of our programs.

•

Services and other sales decreased as the divestiture of an Australian livestock export business more than offset much higher North American custom application sales. Despite the change in revenue mix, gross margin increased in Australia and other key markets resulting in a much higher gross margin percentage in the first quarter of 2021.

1 This financial measure including related guidance, if applicable, is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section for further information.

 Potash

	Three Months Ended March 31
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

North America	332	225	48	1,470	1,147	28	226	196	15

Offshore	279	292	(4)	1,687	1,730	(2)	166	169	(2)

	611	517	18	3,157	2,877	10	194	180	8

Cost of goods sold	291	265	10				92	92	-

Gross margin - total	320	252	27				102	88	16

Expenses [1]	64	63	2	Depreciation and amortization			39	33	18

EBIT	256	189	35	Gross margin excluding depreciation

Depreciation and amortization	124	96	29	and amortization - manufactured [2]			141	121	17

				Potash cash cost of product

EBITDA / Adjusted EBITDA	380	285	33	manufactured [2]			57	60	(5)

 1 Includes provincial mining taxes of $58 million (2020 – $57 million).

 2 See the “Non-IFRS Financial Measures” section.

•

Adjusted EBITDA increased in the first quarter of 2021 due to the combination of stronger demand and higher net realized selling prices, particularly in the North American market, as momentum from the fourth quarter of 2020 carried into the first quarter of 2021. Demand from most offshore spot markets was also very strong and net realized selling prices reflected a significant strengthening in prices from the fourth quarter of 2020. Cost of goods sold per tonne, excluding the impact of depreciation and amortization decreased by $6 per tonne.

•

Sales volumes in the first quarter of 2021 increased due to a continuation of exceptionally strong demand in North America and offshore spot markets. The expectation of higher planted acreage in the US, strong crop prices and compelling potash affordability have all supported sales volumes. Offshore sales volumes were slightly lower due to logistics challenges associated with shipping out of the West Coast of Canada due to extremely cold weather in February, which delayed shipment of approximately 300,000 tonnes of committed sales into the rest of 2021.

•

Net realized selling price increased as strong demand led to higher prices in North America. Offshore net realized selling prices increased $10 per tonne from the fourth quarter of 2020 but were slightly lower than the first quarter of 2020.

•

Cost of goods sold per tonne in the first quarter of 2021 was similar to the same quarter last year primarily due to lower cash production costs offsetting higher depreciation and amortization per tonne associated with production mix. Potash cash cost of product manufactured was $57 per tonne, down from $60 per tonne in the same quarter in 2020, despite the stronger Canadian dollar.

Canpotex Sales by Market

	Three Months Ended March 31
(percentage of sales volumes, except as otherwise noted)	2021	2020	Change

Other Asian markets [1]	37	29	8

Latin America	30	25	5

China	15	27	(12)

Other markets	12	7	5

India	6	12	(6)

	100	100

1 All Asian markets except China and India.

 Nitrogen

	Three Months Ended March 31
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne

as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

Ammonia	160	130	23	572	567	1	278	229	21

Urea	249	237	5	757	856	(12)	329	277	19

Solutions, nitrates and sulfates	164	163	1	1,074	1,105	(3)	153	148	3

	573	530	8	2,403	2,528	(5)	238	210	13

Cost of goods sold	440	444	(1)				183	176	4

Gross margin - manufactured	133	86	55				55	34	62

Gross margin - other [1]	17	11	55	Depreciation and amortization			54	59	(8)

Gross margin - total	150	97	55	Gross margin excluding depreciation

(Income) expenses	(17)	11	n/m	and amortization - manufactured			109	93	17

EBIT	167	86	94	Ammonia controllable cash cost of

Depreciation and amortization	129	150	(14)	product manufactured [2]			52	47	11

EBITDA	296	236	25

Impairment of assets	4	-	n/m

Adjusted EBITDA	300	236	27

1 Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $187 million (2020 – $148 million) less cost of goods sold of $170 million (2020 – $137 million).

2 See the “Non-IFRS Financial Measures” section.

•

Adjusted EBITDA increased in the first quarter of 2021 due to higher net realized selling prices and a $30 million benefit in income related to natural gas price arbitrage during the cold weather events in February.

•

Sales volumes were slightly lower in the first quarter of 2021 due to reduced production in Trinidad and lower starting inventories in 2021, resulting from the robust fall application season in 2020 compared to 2019. Our ammonia operating rate reached 97 percent in the first quarter of 2021, matching our highest level on record.

•	Net realized selling price of nitrogen was higher due to higher benchmark prices resulting from the strength in global agriculture markets and a recovery in industrial nitrogen demand.

•

Cost of goods sold per tonne increased as a result of higher natural gas prices, plant outages and a stronger Canadian dollar which more than offset lower depreciation and amortization. These factors also led to a higher ammonia controllable cash cost of product manufactured per tonne in the first quarter of 2021.

Natural Gas Prices in Cost of Production

	Three Months Ended March 31

(US dollars per MMBtu, except as otherwise noted)	2021	2020	% Change

Overall gas cost excluding realized derivative impact	3.17	2.24	42

Realized derivative impact	0.02	0.05	(60)
Overall gas cost	3.19	2.29	39

Average NYMEX	2.69	1.95	38

Average AECO	2.30	1.62	42

•

Natural gas prices in our cost of production increased in the first quarter of 2021 as a result of higher North American gas index prices and increased gas costs in Trinidad, which are linked to ammonia benchmark prices.

 Phosphate

	Three Months Ended March 31
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne

as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

Fertilizer	230	173	33	509	568	(10)	453	305	49

Industrial and feed	114	106	8	193	191	1	589	556	6

	344	279	23	702	759	(8)	490	368	33

Cost of goods sold	282	287	(2)				401	379	6

Gross margin - manufactured	62	(8)	n/m				89	(11)	n/m

Gross margin - other [1]	4	1	300	Depreciation and amortization			54	83	(35)

Gross margin - total	66	(7)	n/m	Gross margin excluding depreciation

Expenses	7	10	(30)	and amortization - manufactured			143	72	99

EBIT	59	(17)	n/m

Depreciation and amortization	38	63	(40)

EBITDA / Adjusted EBITDA	97	46	111

1 Includes other phosphate and purchased products and is comprised of net sales of $41 million (2020 - $34 million) less cost of goods sold of $37 million (2020 - $33 million).

•	Adjusted EBITDA increased in the first quarter of 2021 due to higher net realized selling prices compared to the first quarter of 2020.

•	Sales volumes were slightly lower in the first quarter of 2021 due to the timing of fertilizer shipments.

•

Net realized selling price of phosphate fertilizer increased in the first quarter of 2021 in connection with the increase in global benchmark prices. Industrial and feed prices also increased, some of which were based on contract prices that result in a lag in price realization relative to spot prices.

•

Cost of goods sold per tonne increased due to significantly higher raw material input costs. This was partially offset by lower depreciation and amortization following the non-cash impairment of assets in the third quarter of 2020.

 Corporate and Others

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2021	2020	% Change
Sales [1]	-	27	(100)
Cost of goods sold	-	25	(100)
Gross margin	-	2	(100)
Selling expenses	(6)	(5)	20
General and administrative expenses	58	60	(3)
Share-based compensation expense (recovery)	23	(32)	n/m
Other expenses	28	7	300
EBIT	(103)	(28)	268
Depreciation and amortization	12	9	33
EBITDA	(91)	(19)	379
Adjustments [2]	43	(47)	n/m
Adjusted EBITDA	(48)	(66)	(27)
1 Primarily relates to our non-core Canadian business that was sold in 2020.
2 See Note 2 to the interim financial statements.

•

Share-based compensation expense (recovery) - We had an expense in the first quarter of 2021 due to an increase in our share price, while there was a recovery in the first quarter of 2020 as our share price decreased from market volatility caused by the COVID-19 pandemic.

•

Other expenses were higher in the first quarter of 2021 due to a foreign exchange loss related to our Canadian asset retirement obligations compared to a gain in the first quarter of 2020 when the Canadian dollar weakened significantly.

Finance Costs, Income Tax Expense (Recovery) and

Other Comprehensive Income (Loss)

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2021	2020	% Change
Finance costs	120	133	(10)
Income tax expense (recovery)	25	(16)	n/m
Other comprehensive income (loss)	24	(358)	n/m

•

Finance costs in the first quarter of 2021 were lower due to lower interest rates and a lower short-term debt balance, more than offsetting a higher long-term debt balance resulting from the $1.5 billion in notes issued in the second quarter of 2020.

•

Income tax expense (recovery) – In the first quarter of 2021, there was an income tax expense resulting from earnings, compared to an income tax recovery in the first quarter of 2020 resulting from a loss. The change in the effective tax rate on earnings for the first quarter of 2021 was a result of a change in proportionate earnings (loss) between jurisdictions.

•

Other comprehensive income (loss) – For the first quarter of 2021, we had a lower loss on translation of our Retail operations in Australia and Canada as those currencies slightly appreciated relative to the US dollar, compared to large decreases in those currencies relative to the US dollar in the first quarter of 2020 from increased market volatility as a result of the COVID-19 pandemic. In addition, we had a fair value gain from an increase in the share price of our investment in Sinofert Holdings Ltd. in the first quarter of 2021 compared to a fair value loss from a decrease in share price in the first quarter of 2020.

Financial Condition Review

The following balance sheet categories contained variances that were considered significant:

	As at
(millions of US dollars, except as otherwise noted)	March 31, 2021	December 31, 2020	$	Change	% Change
Assets
Cash and cash equivalents	712	1,454		(742)	(51)
Receivables	4,230	3,581		649	18
Inventories	6,714	4,930		1,784	36
Prepaid expenses and other current assets	819	1,505		(686)	(46)
Property, plant and equipment	19,451	19,660		(209)	(1)
Other assets	678	914		(236)	(26)
Liabilities and Equity
Payables and accrued charges	8,742	8,058		684	8
Retained earnings	6,471	6,606		(135)	(2)

•	Explanations for changes in Cash and cash equivalents are in the “Sources and Uses of Cash” section.

•

Receivables increased due to higher sales across all of our segments as a result of higher crop nutrient net realized selling prices and demand for crop inputs. Certain income tax receivables previously classified as non-current are now realizable within one year.

•	Inventories increased due to seasonal Retail inventory build-up for the spring planting and application seasons.

•

Prepaid expenses and other current assets decreased due to Retail taking delivery of prepaid inventory (primarily seed and crop protection) in preparation for the spring planting and application seasons.

•	Property, plant and equipment decreased primarily due to depreciation more than offsetting additions.

•	Other assets decreased due to a reclassification of certain income tax receivables as current receivables, which will be realized within one year.

•	Payables and accrued charges increased due to higher customer prepayments in North America driven by strong crop demand and prices.

•	Retained earnings decreased due to dividends declared exceeding net earnings.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We continued to manage our capital in accordance with our capital allocation strategy. We believe that our internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for the foreseeable future. As further developments and impacts of the COVID-19 pandemic continue to be highly uncertain and cannot be predicted, we continue to monitor our liquidity position. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Key uses and sources of cash and cash equivalents in the first quarter of 2021 included:

•

Investments in capital assets to sustain and grow our safe, reliable and cost-efficient operations. Cash additions to property, plant and equipment and intangible assets were $325 million and $33 million, respectively.

•	Returns to our shareholders through dividends and share repurchases (See Note 7 to the interim financial statements). Dividends paid were $255 million and share repurchases were $1 million.

Sources and Uses of Cash

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2021	2020	% Change

Cash used in operating activities	(152)	(526)	(71)

Cash used in investing activities	(388)	(445)	(13)

Cash (used in) provided by financing activities	(191)	3,519	n/m

Effect of exchange rate changes on cash and cash equivalents	(11)	(37)	(70)

(Decrease) increase in cash and cash equivalents	(742)	2,511	n/m

Cash and cash equivalents decreased by $742 million in the first quarter of 2021 compared to an increase of $2,511 million in the first quarter of 2020 due to:

•

A decrease of $4.4 billion in short-term net debt borrowings as we managed liquidity needs in the first quarter of 2020 as a result of market volatility during the initial period of the COVID-19 pandemic.

The above factor was partially offset by:

•	Lower cash used in our operating activities due to the recovery in global agriculture markets, which resulted in higher crop nutrient and net realized selling prices and strong sales volumes,
•	The receipt of a significant amount of customer prepayments in the first quarter of 2021 and improvements to our working capital management, and
•	A decrease of $501 million in long-term debt repayments.

Capital Structure and Management

Principal Debt Instruments

We continue to closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We were in compliance with our debt covenants and did not have any changes to our credit ratings in the three months ended March 31, 2021.

	As at March 31, 2021
			Outstanding and Committed

(millions of US dollars)	Rate of Interest (%)	Total Facility Limit	Short-term debt	Long-term debt

Credit facilities

Unsecured revolving term credit facility	n/a	4,500	-	-

Uncommitted revolving demand facility	n/a	500	-	-

Other credit facilities [1]	0.8 - 8.3	810	252	63

Commercial paper	n/a		-	-

Total			252	63

1  Other credit facilities are unsecured and consist of South American facilities with debt of $135 million and interest rates ranging from 1.4 percent to 8.3 percent, Australian facilities with debt of $131 million and an interest rate of 0.8 percent, and other facilities with debt of $49 million and interest rates ranging from 1.8 percent to 4.1 percent.

The amount available under the commercial paper program is limited to the availability of backup funds under the $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

Our long-term debt consists primarily of notes. See the “Capital Structure and Management” section of our 2020 Annual Report for information on balances, rates and maturities for our notes.

Outstanding Share Data

As at April 30, 2021

Common shares	570,208,107

Options to purchase common shares	11,156,972

For more information on our capital structure and management, see Note 24 to our 2020 financial statements.

Quarterly Results

(millions of US dollars, except as otherwise noted)	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019

Sales [1]	4,658	4,052	4,227	8,431	4,198	3,462	4,185	8,704

Net earnings (loss) attributable to equity holders of Nutrien	127	316	(587)	765	(35)	(48)	141	858

Adjusted EBITDA	806	768	670	1,721	508	664	787	1,870

Net earnings (loss) per share attributable to equity holders of Nutrien

Basic	0.22	0.55	(1.03)	1.34	(0.06)	(0.08)	0.25	1.48

Diluted	0.22	0.55	(1.03)	1.34	(0.06)	(0.08)	0.24	1.47
1 Certain immaterial figures have been reclassified in the first three quarters of 2020.

Seasonality in our business results from increased demand for products during the planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Since the fourth quarter of 2019, and up to the fourth quarter of 2020, Potash earnings were impacted by lower net realized selling prices caused by a temporary slowdown in global demand. In the third quarter of 2020, earnings were impacted by non-cash impairments of property, plant and equipment primarily in the Phosphate segment as a result of lower forecasted global phosphate prices. In the fourth quarter of 2020, earnings were impacted by a net gain on disposal of our investment in Misr Fertilizers Production Company S.A.E. (“MOPCO”).

Critical Accounting Estimates

Our critical accounting policies are disclosed in our 2020 Annual Report. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board. Our critical accounting estimates are discussed on page 53 of our 2020 Annual Report. There were no significant changes in the first three months of 2021.

Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change in our internal control over financial reporting during the three months ended March 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Financial Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s full-year and first-half 2021 guidance, including expectations regarding our adjusted net earnings per share and adjusted EBITDA (consolidated and by segment); expectations regarding our growth and capital allocation intentions and strategies; capital spending expectations for 2021; expectations regarding performance of our operating segments in 2021, including our operating segment market outlooks and market conditions for 2021, and the anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of import and export volumes; expectations regarding Nutrien’s Feeding the Future Plan and 2021 ESG Report including its 2030 commitments and ESG performance targets; Nutrien’s ability to develop innovative and sustainable solutions; the negotiation of sales contracts; Nutrien’s ability to launch and scale its Carbon Program and the benefits to Nutrien and growers therefrom; and acquisitions and divestitures. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2021 and in the future; our expectations regarding the impacts, direct and indirect, of the COVID-19 pandemic on our business, customers, business partners, employees, supply chain, other stakeholders and the overall economy; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales contracts; and our ability to successfully implement new initiatives and programs.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; the COVID-19 pandemic and its resulting effects on economic conditions, restrictions imposed by public health authorities or governments, fiscal and monetary responses by governments and financial institutions and disruptions to global supply chains; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The purpose of our expected adjusted net earnings per share (full year and first-half 2021), adjusted EBITDA (consolidated and by segment) and sustaining capital expenditures guidance ranges, are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms and Definitions” section of our 2020 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful and all financial amounts are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

For Further Information:

Investor Relations:

Richard Downey

Vice President, Investor Relations

(403) 225-7357

Investors@nutrien.com

Tim Mizuno

Director, Investor Relations

(306) 933-8548

Media Relations:

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com

Selected financial data for download can be found in our data tool at www.nutrien.com/investors/interactive-datatool

Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Tuesday, May 4, 2021 at 10:00 am Eastern Time.

•	In order to expedite access to our conference call, each participant will be required to pre-register for the event:
•	Online: http://www.directeventreg.com/registration/event/1167143.
•	Via Phone: 1-888-869-1189 Conference ID 1167143.
•

Once the registration is complete, a confirmation will be sent providing the dial in number and both the Direct Event Passcode and your unique Registrant ID to join this call. For security reasons, please do not share your information with anyone else.

•	Live Audio Webcast: Visit http://www.nutrien.com/investors/events/2021-q1-earnings-conference-call

Appendix A - Selected Additional Financial Data

Selected Retail measures	Three Months Ended March 31
	2021	2020

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	21	31

Crop protection products	43	40

Seed	40	36
All products	23	25

Crop nutrients sales volumes (tonnes - thousands)

North America	1,597	1,426

International	803	599

Total	2,400	2,025

Crop nutrients selling price per tonne

North America	458	416

International	355	318

Total	423	387

Crop nutrients gross margin per tonne

North America	113	93

International	49	38

Total	92	77

Financial performance measures		2021

Retail adjusted EBITDA to sales (%) [1]		10

Retail adjusted average working capital to sales (%) [1,2]		14

Retail adjusted average working capital to sales excluding Nutrien Financial (%) [1,2]		3

Retail cash operating coverage ratio (%) [1,2]		60

Retail adjusted EBITDA per US selling location (thousands of US dollars) [1,2]		1,159

Nutrien Financial net interest margin (%) [1,2]		5.5

  1  Rolling four quarters ended March 31, 2021.

  2  See the “Non-IFRS Financial Measures” section.

Nutrien Financial	As at March 31, 2021

(millions of US dollars)	Current	<31 days past due	31-90 days past due	>90 days past due	Gross Receivables	Allowance [1]	Total

North America	860	54	62	52	1,028	(25)	1,003

International	163	3	12	42	220	(2)	218

Nutrien Financial receivables	1,023	57	74	94	1,248	(27)	1,221

  1  Bad debt expense on the above receivables for the three months ended March 31, 2021 was $5 million (2020 - $3 million) in the Retail segment.

Selected Nitrogen measures	Three Months Ended March 31
	2021	2020
Sales volumes (tonnes - thousands)
Fertilizer	1,305	1,411
Industrial and feed	1,098	1,117
Net sales (millions of US dollars)
Fertilizer	332	318
Industrial and feed	241	212
Net selling price per tonne
Fertilizer	254	226
Industrial and feed	220	190

Production measures	Three Months Ended March 31
	2021	2020
Potash production (Product tonnes - thousands)	3,536	3,035
Potash shutdown weeks [1]	-	12
Ammonia production - total [2]	1,449	1,447
Ammonia production - adjusted [2,3]	1,053	991
Ammonia operating rate (%) [3]	97	91
P2O5 production (P2O5 tonnes - thousands)	378	372
P2O5 operating rate (%)	90	88
1 Represents weeks of full production shutdown, excluding the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.
2 All figures are provided on a gross production basis in thousands of product tonnes.
3 Excludes Trinidad and Joffre.

Appendix B - Non-IFRS Financial Measures

We use both IFRS and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are numerical measures of a company’s historical or future financial performance, financial position or cash flow that are not specified, defined or determined under IFRS, and are not presented in our interim financial statements. Non-IFRS measures either exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure specified, defined or determined under IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS financial measures provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions, and why management uses each measure. It includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As non-recurring or unusual items arise, we generally exclude these items in our calculation of the applicable non-IFRS financial measure.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, certain integration and restructuring related costs, share-based compensation, impairment of assets, certain foreign exchange gain/loss (net of related derivatives), COVID-19 related expenses, loss on disposal of business and net gain on disposal of investment in MOPCO. COVID-19 related expenses primarily consist of increased cleaning and sanitization costs, the purchase of personal protective equipment, discretionary supplemental employee costs and costs related to construction delays from access limitations and other government restrictions. In 2021, we amended our calculation of adjusted EBITDA to adjust for the impact of restructuring and related costs. There were no similar expenses in the comparative period.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations.

	Three Months Ended March 31
(millions of US dollars)	2021	2020
Net earnings (loss)	133	(35)
Finance costs	120	133
Income tax expense (recovery)	25	(16)
Depreciation and amortization	480	473
EBITDA	758	555
Integration and restructuring related costs	10	10
Share-based compensation expense (recovery)	23	(32)
Impairment of assets	4	-
COVID-19 related expenses	9	2
Foreign exchange loss (gain), net of related derivatives	2	(27)
Adjusted EBITDA	806	508

Adjusted EBITDA (Consolidated), Adjusted Net Earnings Per Share and Sustaining Capital Expenditures Guidance

Adjusted EBITDA, adjusted net earnings per share and sustaining capital expenditures guidance are forward-looking non-IFRS financial measures. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine, without unreasonable efforts. Guidance for adjusted EBITDA and adjusted net earnings per share excludes the impacts of integration and restructuring related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), and COVID-19 related expenses. Guidance for sustaining capital expenditures includes expected expenditures required to sustain operations at existing levels and includes major repairs and maintenance and plant turnarounds.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Net earnings (loss) before certain integration and restructuring related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), COVID-19 related expenses (including those recorded under finance costs for managing our liquidity position in response to the COVID-19 pandemic in 2020), loss on disposal of business, net gain on disposal of investment in MOPCO and impairment of assets, net of tax. We generally apply the annual forecasted effective tax rate to our adjustments during the year and, at year-end, we apply the actual effective tax rate. If the effective tax rate is significantly different from our forecasted effective tax rate due to adjustments or discrete tax impacts, we apply a tax rate that excludes those items. For material adjustments, we apply a tax rate specific to the adjustment. In 2021, we amended our calculation of adjusted net earnings to adjust for the impact of restructuring and related costs. There were no similar expenses in the comparative period.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

	Three Months Ended March 31, 2021
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share
Net earnings attributable to equity holders of Nutrien		127	0.22
Adjustments:
Integration and restructuring related costs	10	8	0.01
Share-based compensation expense	23	18	0.04
Impairment of assets	4	3	0.01
COVID-19 related expenses	9	7	0.01
Foreign exchange loss, net of related derivatives	2	2	-
Adjusted net earnings		165	0.29

Free Cash Flow and Free Cash Flow Including Changes in Non-Cash Operating Working Capital

Most directly comparable IFRS financial measure: Cash from operations before working capital changes.

Definition: Cash from operations before working capital changes less sustaining capital expenditures. We also calculate a similar measure that includes changes in non-cash operating working capital.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength. These are also useful as indicators of our ability to service debt, meet other payment obligations and make strategic investments. These do not represent residual cash flow available for discretionary expenditures.

	Three Months Ended March 31
(millions of US dollars)	2021	2020
Cash from operations before working capital changes	640	344
Sustaining capital expenditures	(164)	(163)
Free cash flow	476	181
Changes in non-cash operating working capital	(792)	(870)
Free cash flow including changes in non-cash operating working capital	(316)	(689)

Potash Cash Cost of Product Manufactured (“COPM”)

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2021	2020
Total COGS - Potash	291	265
Change in inventory	27	8
Other adjustments	(4)	(2)
COPM	314	271
Depreciation and amortization included in COPM	(111)	(89)
Cash COPM	203	182
Production tonnes (tonnes - thousands)	3,536	3,035
Potash cash COPM per tonne	57	60

Ammonia Controllable Cash COPM

Most directly comparable IFRS financial measure: COGS for the Nitrogen segment.

Definition: The total of COGS for the Nitrogen segment excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2021	2020
Total COGS - Nitrogen	610	581
Depreciation and amortization in COGS	(108)	(130)
Cash COGS for products other than ammonia	(393)	(361)
Ammonia
Total cash COGS before other adjustments	109	90
Other adjustments [1]	(3)	11
Total cash COPM	106	101
Natural gas and steam costs	(74)	(66)
Controllable cash COPM	32	35
Production tonnes (net tonnes [2] - thousands)	602	744
Ammonia controllable cash COPM per tonne	52	47
1 Includes changes in inventory balances and other adjustments.
2 Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Gross Margin Excluding Depreciation and Amortization Per Tonne - Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin from manufactured products per tonne less depreciation and amortization per tonne. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working Capital to Sales Excluding Nutrien Financial

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the working capital and sales of certain acquisitions (such as Ruralco) during the first year following the acquisition. We amended our calculation to adjust for the sales of certain recently acquired businesses. We also look at this metric excluding the sales and working capital of Nutrien Financial.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling four quarters ended March 31, 2021
(millions of US dollars, except as otherwise noted)	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Average/Total
Working capital	2,030	3,216	1,157	1,630
Working capital from certain recent acquisitions	63	-	-	-
Adjusted working capital	2,093	3,216	1,157	1,630	2,024
Nutrien Financial working capital	(2,108)	(1,711)	(1,392)	(1,221)
Adjusted working capital excluding Nutrien Financial	(15)	1,505	(235)	409	416

Sales [1]	6,764	2,742	2,618	2,972
Sales from certain recent acquisitions	(338)	-	-	-
Adjusted sales	6,426	2,742	2,618	2,972	14,758
Nutrien Financial revenue [1]	(40)	(36)	(37)	(25)
Adjusted sales excluding Nutrien Financial	6,386	2,706	2,581	2,947	14,620
1 Certain immaterial figures have been reclassified for the second and third quarters of 2020.

Adjusted average working capital to sales (%)					14
Adjusted average working capital to sales excluding Nutrien Financial (%)					3

Nutrien Financial Net Interest Margin

Most directly comparable IFRS financial measure: Nutrien Financial gross margin divided by average Nutrien Financial receivables.

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate financial performance of Nutrien Financial.

	Rolling four quarters ended March 31, 2021

(millions of US dollars, except as otherwise noted)	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Total/Average
Nutrien Financial revenue	40	36	37	25
Deemed interest expense [1]	(15)	(15)	(14)	(6)
Net interest	25	21	23	19	88

Average Nutrien Financial receivables	2,108	1,711	1,392	1,221	1,608
Nutrien Financial net interest margin (%)					5.5
1 Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Most directly comparable IFRS financial measure: Retail operating expenses as a percentage of Retail gross margin.

Definition: Retail operating expenses, excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended March 31, 2021

(millions of US dollars, except as otherwise noted)	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Total
Operating expenses [1,2]	826	691	768	721	3,006
Depreciation and amortization in operating expenses	(161)	(167)	(177)	(175)	(680)
Operating expenses excluding depreciation and amortization	665	524	591	546	2,326

Gross margin [2]	1,627	683	885	652	3,847
Depreciation and amortization in cost of goods sold	2	3	3	2	10
Gross margin excluding depreciation and amortization	1,629	686	888	654	3,857
Cash operating coverage ratio (%)					60
1 Includes Retail expenses below gross margin including selling expenses, general and administrative expenses and other (income) expenses.
2 Certain immaterial figures have been reclassified for the second and third quarters of 2020.

Retail Adjusted EBITDA per US Selling Location

Most directly comparable IFRS financial measure: Retail US adjusted EBITDA.

Definition: Total Retail US adjusted EBITDA for the last four rolling quarters, adjusted for acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations.

Why we use the measure and why it is useful to investors: To assess our US Retail operating performance. This measure includes locations we have owned for more than 12 months.

	Rolling four quarters ended March 31, 2021

(millions of US dollars, except as otherwise noted)	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Total
Adjusted US EBITDA	766	86	177	29	1,058
Adjustments for acquisitions					(6)
Adjusted US EBITDA adjusted for acquisitions					1,052
Number of US selling locations adjusted for acquisitions					908
Adjusted EBITDA per US selling location (thousands of US dollars)					1,159

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings (Loss)

		Three Months Ended March 31
	Note	2021	2020
			Note 1
SALES	2	4,658	4,198
Freight, transportation and distribution		211	212
Cost of goods sold		3,291	3,101
GROSS MARGIN		1,156	885
Selling expenses		673	642
General and administrative expenses		103	104
Provincial mining taxes		58	57
Share-based compensation expense (recovery)	3	23	(32)
Other expenses	4	21	32
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		278	82
Finance costs		120	133
EARNINGS (LOSS) BEFORE INCOME TAXES		158	(51)
Income tax expense (recovery)	5	25	(16)
NET EARNINGS (LOSS)		133	(35)
Attributable to
Equity holders of Nutrien		127	(35)
Non-controlling interest		6	-
NET EARNINGS (LOSS)		133	(35)

NET EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		0.22	(0.06)
Diluted		0.22	(0.06)
Weighted average shares outstanding for basic EPS		569,658,000	571,168,000
Weighted average shares outstanding for diluted EPS		570,901,000	571,168,000

Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended March 31
(Net of related income taxes)	2021	2020
NET EARNINGS (LOSS)	133	(35)
Other comprehensive income (loss)
Items that will not be reclassified to net earnings (loss):
Net actuarial gain on defined benefit plans	-	3
Net fair value gain (loss) on investments	48	(19)
Items that have been or may be subsequently reclassified to net earnings (loss):
Loss on currency translation of foreign operations	(30)	(315)
Other	6	(27)
OTHER COMPREHENSIVE INCOME (LOSS)	24	(358)
COMPREHENSIVE INCOME (LOSS)	157	(393)
Attributable to
Equity holders of Nutrien	151	(393)
Non-controlling interest	6	-
COMPREHENSIVE INCOME (LOSS)	157	(393)

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended March 31
	Note	2021	2020

OPERATING ACTIVITIES
Net earnings (loss)		133	(35)
Adjustments for:
Depreciation and amortization		480	473
Share-based compensation expense (recovery)		23	(32)
Impairment of assets		4	-
Provision for (recovery of) deferred income tax		10	(22)
Other long-term assets, liabilities and miscellaneous		(10)	(40)
Cash from operations before working capital changes		640	344
Changes in non-cash operating working capital:
Receivables		(392)	(323)
Inventories		(1,785)	(1,428)
Prepaid expenses and other current assets		688	766
Payables and accrued charges		697	115
CASH USED IN OPERATING ACTIVITIES		(152)	(526)
INVESTING ACTIVITIES
Additions to property, plant and equipment		(325)	(363)
Additions to intangible assets		(33)	(32)
Business acquisitions, net of cash acquired		(21)	(57)
Other		(9)	7
CASH USED IN INVESTING ACTIVITIES		(388)	(445)
FINANCING ACTIVITIES
Proceeds from short-term debt, net		101	4,494
Proceeds from long-term debt		-	6
Repayment of long-term debt		-	(501)
Repayment of principal portion of lease liabilities		(78)	(64)
Dividends paid to Nutrien’s shareholders	7	(255)	(256)
Repurchase of common shares	7	(1)	(160)
Issuance of common shares		42	-
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		(191)	3,519

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(11)	(37)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(742)	2,511
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		1,454	671
CASH AND CASH EQUIVALENTS – END OF PERIOD		712	3,182
Cash and cash equivalents comprised of:
Cash		601	389
Short-term investments		111	2,793
		712	3,182
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		76	96
Income taxes paid		39	35
Total cash outflow for leases		97	92

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Net Fair Value (Loss) Gain on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien (Note 1)	Non- Controlling Interest (Note 1)	Total Equity

BALANCE – DECEMBER 31, 2019	572,942,809	15,771	248	(29)	-	(204)	(18)	(251)	7,101	22,869	38	22,907

Net loss	-	-	-	-	-	-	-	-	(35)	(35)	-	(35)

Other comprehensive (loss) income	-	-	-	(19)	3	(315)	(27)	(358)	-	(358)	-	(358)

Shares repurchased (Note 7)	(3,832,580)	(105)	(55)	-	-	-	-	-	-	(160)	-	(160)

Dividends declared	-	-	-	-	-	-	-	-	(254)	(254)	-	(254)

Effect of share-based compensation including issuance of common shares	35,706	1	4	-	-	-	-	-	-	5	-	5

Transfer of net loss on cash flow hedges	-	-	-	-	-	-	5	5	-	5	-	5

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(3)	-	-	(3)	3	-	-	-

BALANCE – MARCH 31, 2020	569,145,935	15,667	197	(48)	-	(519)	(40)	(607)	6,815	22,072	38	22,110

BALANCE – DECEMBER 31, 2020	569,260,406	15,673	205	(36)	-	(62)	(21)	(119)	6,606	22,365	38	22,403

Net earnings	-	-	-	-	-	-	-	-	127	127	6	133

Other comprehensive income (loss)	-	-	-	48	-	(30)	6	24	-	24	-	24

Shares repurchased (Note 7)	(14,978)	(1)	-	-	-	-	-	-	-	(1)	-	(1)

Dividends declared	-	-	-	-	-	-	-	-	(262)	(262)	-	(262)

Dividends of non-controlling interest	-	-	-	-	-	-	-	-	-	-	(1)	(1)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	-	-	(1)	(1)

Effect of share-based compensation including issuance of common shares	965,744	50	(3)	-	-	-	-	-	-	47	-	47

Transfer of net gain on cash flow hedges	-	-	-	-	-	-	(3)	(3)	-	(3)	-	(3)

BALANCE – MARCH 31, 2021	570,211,172	15,722	202	12	-	(92)	(18)	(98)	6,471	22,297	42	22,339

 1   Any amounts incurred during a period were transferred to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		March 31		December 31

As at	Note	2021	2020	2020

			Note 1	Note 1

ASSETS

Current assets

Cash and cash equivalents		712	3,182	1,454

Receivables		4,230	3,837	3,581

Inventories		6,714	6,290	4,930

Prepaid expenses and other current assets		819	716	1,505

		12,475	14,025	11,470

Non-current assets

Property, plant and equipment		19,451	20,209	19,660

Goodwill		12,199	11,893	12,198

Other intangible assets		2,460	2,379	2,388

Investments		630	810	562

Other assets		678	552	914

TOTAL ASSETS		47,893	49,868	47,192

LIABILITIES

Current liabilities

Short-term debt		252	5,498	159

Current portion of long-term debt		14	-	14

Current portion of lease liabilities		260	221	249

Payables and accrued charges		8,742	7,362	8,058

		9,268	13,081	8,480

Non-current liabilities

Long-term debt		10,040	8,544	10,047

Lease liabilities		876	848	891

Deferred income tax liabilities	5	3,168	3,130	3,149

Pension and other post-retirement benefit liabilities		456	426	454

Asset retirement obligations and accrued environmental costs		1,610	1,620	1,597

Other non-current liabilities		136	109	171

TOTAL LIABILITIES		25,554	27,758	24,789

SHAREHOLDERS’ EQUITY

Share capital	7	15,722	15,667	15,673

Contributed surplus		202	197	205

Accumulated other comprehensive loss		(98)	(607)	(119)

Retained earnings		6,471	6,815	6,606

Equity holders of Nutrien		22,297	22,072	22,365

Non-controlling interest		42	38	38

TOTAL SHAREHOLDERS’ EQUITY		22,339	22,110	22,403

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		47,893	49,868	47,192

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2021

NOTE 1  BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are consistent with those used in the preparation of our 2020 annual consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2020 annual consolidated financial statements. In April 2021, the IFRS Interpretations Committee published a final agenda decision clarifying how to recognize certain configuration and customization expenditures related to cloud computing. We are currently evaluating the impact of this agenda decision; however, we do not anticipate it will have a material impact on our financial statements. We expect to implement the change in 2021.

Certain immaterial 2020 figures have been reclassified in the condensed consolidated statements of earnings (loss), condensed consolidated statements of changes in shareholders’ equity, condensed consolidated balance sheets and segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

We prepare our interim financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. We have assessed our accounting estimates and other matters that require the use of forecasted financial information for the impacts arising from the novel coronavirus (“COVID-19”) pandemic. The future assessment of these estimates, including expectations about the severity, duration and scope of the pandemic, could differ materially in future reporting periods. As a result of the COVID-19 pandemic, we incurred directly attributable and incremental COVID-19 related expenses in other expenses (Note 4).

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on May 3, 2021.

NOTE 2  SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produce.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended March 31, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,960	631	695	372	-	-	4,658

– intersegment	12	90	160	72	-	(334)	-

Sales – total	2,972	721	855	444	-	(334)	4,658

Freight, transportation and distribution	-	110	95	59	-	(53)	211

Net sales	2,972	611	760	385	-	(281)	4,447

Cost of goods sold	2,320	291	610	319	-	(249)	3,291

Gross margin	652	320	150	66	-	(32)	1,156

Selling expenses	667	3	7	2	(6)	-	673

General and administrative expenses	39	2	2	2	58	-	103

Provincial mining taxes	-	58	-	-	-	-	58

Share-based compensation expense	-	-	-	-	23	-	23

Other expenses (income)	15	1	(26)	3	28	-	21

(Loss) earnings before finance costs and income taxes	(69)	256	167	59	(103)	(32)	278

Depreciation and amortization	177	124	129	38	12	-	480

EBITDA	108	380	296	97	(91)	(32)	758

Integration and restructuring related costs	1	-	-	-	9	-	10

Share-based compensation expense	-	-	-	-	23	-	23

Impairment of assets	-	-	4	-	-	-	4

COVID-19 related expenses	-	-	-	-	9	-	9

Foreign exchange loss, net of related derivatives	-	-	-	-	2	-	2

Adjusted EBITDA	109	380	300	97	(48)	(32)	806

Assets – at March 31, 2021	21,624	11,817	10,240	1,391	3,257	(436)	47,893

	Three Months Ended March 31, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,652	547	646	326	27	-	4,198

– intersegment	9	64	132	57	-	(262)	-

Sales – total	2,661	611	778	383	27	(262)	4,198

Freight, transportation and distribution	-	94	100	70	-	(52)	212

Net sales	2,661	517	678	313	27	(210)	3,986

Cost of goods sold	2,120	265	581	320	25	(210)	3,101

Gross margin	541	252	97	(7)	2	-	885

Selling expenses	635	3	7	2	(5)	-	642

General and administrative expenses	38	2	2	2	60	-	104

Provincial mining taxes	-	57	-	-	-	-	57

Share-based compensation recovery	-	-	-	-	(32)	-	(32)

Other expenses	16	1	2	6	7	-	32

(Loss) earnings before finance costs and income taxes	(148)	189	86	(17)	(28)	-	82

Depreciation and amortization	155	96	150	63	9	-	473

EBITDA	7	285	236	46	(19)	-	555

Integration and restructuring related costs	-	-	-	-	10	-	10

Share-based compensation recovery	-	-	-	-	(32)	-	(32)

COVID-19 related expenses	-	-	-	-	2	-	2

Foreign exchange gain, net of related derivatives	-	-	-	-	(27)	-	(27)

Adjusted EBITDA	7	285	236	46	(66)	-	508

Assets – at December 31, 2020 ¹	20,526	11,707	10,077	1,388	3,917	(423)	47,192

1 In 2021, certain assets related to transportation, distribution and logistics were reclassified under Corporate and Others as these are centrally managed. Depreciation expense related to these assets remains allocated to the rest of the segments based on usage.

Unaudited	In millions of US dollars except as otherwise noted

Presented below is revenue from contracts with customers disaggregated by product line or geographic location for each reportable segment.

	Three Months Ended March 31

	2021	2020

Retail sales by product line

Crop nutrients	1,016	785

Crop protection products	1,085	1,010

Seed	463	394

Merchandise	230	216

Nutrien Financial	25	16

Services and other	173	255

Nutrien Financial elimination [1]	(20)	(15)

	2,972	2,661

Potash sales by geography

Manufactured product

North America	442	319

Offshore [2]	279	292

	721	611

Nitrogen sales by product line

Manufactured product

Ammonia	188	156

Urea	274	262

Solutions, nitrates and sulfates	197	196

Other nitrogen and purchased products	196	164

	855	778

Phosphate sales by product line

Manufactured product

Fertilizer	272	221

Industrial and feed	126	120

Other phosphate and purchased products	46	42

	444	383

1 Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex Limited (“Canpotex”) (Note 9).

NOTE 3  SHARE-BASED COMPENSATION

The following table summarizes the awards granted under our existing share-based compensation plans described in Note 5 of our 2020 annual consolidated financial statements:

	Three Months Ended March 31

	2021	2020

Stock options:

Granted (number of units)	1,518,490	2,293,802

Weighted average grant date fair value (US dollars)	11.77	7.18

Cash-settled share-based awards granted (number of units)	1,198,148	1,278,324

Unaudited	In millions of US dollars except as otherwise noted

NOTE 4  OTHER (INCOME) EXPENSES

	Three Months Ended March 31

	2021	2020

Integration and restructuring related costs	10	10

Foreign exchange loss (gain), net of related derivatives	2	(31)

Earnings of equity-accounted investees	(20)	(10)

Bad debt expense	2	6

COVID-19 related expenses	9	2

Impairment of assets	4	-

Other expenses	14	55

	21	32

NOTE 5  INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended March 31

	2021	2020

Income tax expense (recovery)	25	(16)

Actual effective tax rate on earnings/loss (%)	16	37

Actual effective tax rate including discrete items (%)	16	32

Discrete tax adjustments that impacted the tax rate	-	2

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets and Liabilities	Balance Sheet Location	As at March 31, 2021	As at December 31, 2020
Income tax assets
Current	Receivables	373	83
Non-current	Other assets	89	305
Deferred income tax assets	Other assets	249	242
Total income tax assets		711	630
Income tax liabilities
Current	Payables and accrued charges	79	48
Non-current	Other non-current liabilities	42	40
Deferred income tax liabilities	Deferred income tax liabilities	3,168	3,149
Total income tax liabilities		3,289	3,237

Unaudited	In millions of US dollars except as otherwise noted

NOTE 6  FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 10 of the 2020 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost:

	March 31, 2021				December 31, 2020

Financial assets (liabilities) measured at	Carrying Amount	Level 1 [1]	Level 2 [1]	Level 3	Carrying Amount	Level 1 [1]	Level 2 [1]

Fair value on a recurring basis

Cash and cash equivalents	712	-	712	-	1,454	-	1,454

Derivative instrument assets	41	-	41	-	45	-	45

Other current financial assets - marketable securities [2]	166	24	142	-	161	24	137

Investments at FVTOCI [3]	211	201	-	10	153	153	-

Derivative instrument liabilities	(43)	-	(43)	-	(48)	-	(48)

Amortized cost

Current portion of long-term debt

Fixed and floating rate debt	(14)	-	(14)	-	(14)	-	(14)

Long-term debt

Notes and debentures	(9,991)	(7,994)	(3,177)	-	(9,994)	(3,801)	(7,955)

Fixed and floating rate debt	(49)	-	(49)	-	(53)	-	(53)

1 During the periods ended March 31, 2021 and December 31, 2020, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value on a recurring basis.

2 Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.

3 Investments at fair value through other comprehensive income (“FVTOCI”) is primarily comprised of shares in Sinofert Holdings Ltd.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 7  SHARE CAPITAL

Share repurchase programs

	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased

2019 Normal Course Issuer Bid	February 27, 2019	February 26, 2020	42,164,420	7	33,256,668

2020 Normal Course Issuer Bid	February 27, 2020	February 26, 2021	28,572,458	5	710,100

2021 Normal Course Issuer Bid [1]	March 1, 2021	February 28, 2022	28,468,448	5	14,978
1 The 2021 normal course issuer will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

The following table summarizes our share repurchase activities during the period:

	Three Months Ended March 31

	2021	2020

Number of common shares repurchased for cancellation	14,978	3,832,580

Average price per share (US dollars)	52.93	41.96

Total cost	1	160

Dividends declared

We declared a dividend per share of $0.46 (2020 – $0.45) during the three months ended March 31, 2021, payable on April 15, 2021 to shareholders of record on March 31, 2021.

Anti-dilutive shares

As we recorded a net loss for the three months ended March 31, 2020, all stock options had an anti-dilutive effect. If we had net earnings, the diluted weighted average shares calculation would have included 66,806 stock options for the three months ended March 31, 2020.

NOTE 8  SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

NOTE 9  RELATED PARTY TRANSACTIONS

We sell potash outside Canada and the United States exclusively through Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 2.

As at	March 31, 2021	December 31, 2020

Receivables from Canpotex	161	122